Exhibit 2.3

AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 (this “Amendment”) to the Agreement and Plan of Merger, dated as of June 9, 2008, by and among US Investigations Services, LLC (“Parent”), a Delaware limited liability company, Hercules Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and HireRight, Inc., a Delaware corporation (the “Company”), as amended on July 23, 2008 (the “Merger Agreement”), is entered into as of July 29, 2008, by and among Parent, Purchaser and the Company.

WHEREAS, Parent, Purchaser and the Company desire to amend certain terms of the Merger Agreement as set forth below.

NOW THEREFORE, in consideration of the premises and the mutual promises herein made, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

1.             Merger Consideration.

(a)                                  The second Recital to the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, upon consummation of the Merger (as defined herein), each issued and outstanding share (each, a “Share,” and collectively, the “Shares”) of common stock, par value $0.01 per share, of the Company (“Common Stock”), will be converted into the right to receive $19.75 per share in cash, upon the terms and subject to the conditions of this Agreement.”

(b)                                 Section 2.1(b) of the Merger Agreement is hereby amended by deleting “$18.75” and inserting in its place “$19.75”.

2.             Termination Fee.  Section 7.3(a) of the Merger Agreement is hereby amended by deleting “$6,500,000” and inserting in its place “$6,850,000”.

3.             Superior Proposal.  Section 8.1 of the Merger Agreement is hereby amended by inserting the following before the period at the end of the definition of “Superior Proposal”:

“; provided that no Takeover Proposal pursuant to which holders of Shares of Common Stock would receive less than $20.25 per share shall be deemed to be a Superior Proposal or a Takeover Proposal reasonably likely to become a Superior Proposal.”

4.             Headings.  The headings in this Amendment are for reference only and do not affect the meaning or interpretation of this Amendment.

5.             Confirmation of Merger Agreement.  Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect.  The provisions of Sections 8.4-8.14 of the Merger Agreement shall apply to this Amendment mutatis mutandis.

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

HIRERIGHT, INC.

By:	/s/ Eric J. Boden
Eric J. Boden
President and Chief Executive Officer

US INVESTIGATIONS SERVICES, LLC

By:	/s/ Randy E. Dobbs
Randy E. Dobbs
Chief Executive Officer and President

HERCULES ACQUISITION CORP.

By:	/s/ Ron Collins
Ronald A. Collins
Vice President and Treasurer